American Funds Global Balanced Fund
One Market Street, Steuart Tower, Suite 2000
San Francisco, CA 94105-1409

FILED WITH THE COMMISSION
VIA CORRESPONDENCE

December 29, 2010

Laura E. Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Funds Global Balanced Fund (the “Fund”)
File Nos. 333-170605 and 811-22496

Dear Ms. Hatch:

In response to your comment letter dated December 8, 2010 to the Fund’s initial Registration Statement on Form N-1A, we hereby file Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 under the Investment Company Act of 1940 (the “Amendment”) pursuant to Rule 472 under the 1933 Act.  We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below.  We have incorporated changes to the Fund’s disclosure in an amendment to the Fund’s Registration Statement which is being filed herewith.  The amendment includes the audited financial statements related to the initial capitalization of the Fund and other required information.

PROSPECTUS

Fees and Expenses of the Fund

1.  Comment:  Since this is a new fund, please include a footnote stating that other expenses are estimated for the current fiscal year.  See Instruction 6(a) to Item 3 of Form N-1A.

Response: We have included a footnote to the other expenses to address this comment.

2.  Comment: In the expense example, please include only expenses for years one and three.  See instruction 6(b) to Item 3 of Form N-1A.

Response: We have updated our disclosure to address this comment.

Principal investment strategies

3. Comment: The disclosure states, “Normally the Fund will invest a significant portion of its assets in securities of issuers domiciled outside the United States, including issuers domiciled in emerging market countries.”  Please define “a significant portion.”  In addition, with “Global” in the Fund’s name, please explain how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (e.g. at least 40% of the Fund’s assets would normally be invested outside the United States).  See Investment Company Act Release No. 24828 (January 17, 2001) at 11 n. 42.

Response: Based on our conversations with the Staff, we have updated our disclosure to address this comment.

4.  Comment: The disclosure states, “Normally, the Fund will invest at least 25% of the value of its assets in bonds and other debt securities.”  Please discuss the maturity and/or duration of the fixed income securities in which the Fund will invest.

Response: The fund generally has the ability to invest in bonds and other debt securities of all maturities and durations.  We will include the following disclosure in the fund’s Investment Objectives, Strategies and Risks section:  There are no restrictions on the maturity or duration of the bonds and other debt securities in the fund’s portfolio.

Principal Risks

5.  Comment: As stated in the strategy section, the Fund may invest in issuers domiciled in emerging market countries.  If investing in emerging market countries is a principal investment strategy of the Fund, please include a separate risk for emerging markets in the principal risks section.

Response:  We have updated the principal risk section to include risks relating to investing in emerging market countries.

6.  Comment: Included in this section is a risk for investing in lower rated bonds.  The investment strategy states that the bonds and other debt securities in which the Fund will invest consist of investment-grade securities.  If investing in lower-rated bonds is a principal investment strategy, please include that information in the strategy section.  In addition, please include a statement that such securities are also called, “junk bonds.”

Response:  Because we do not consider investing in lower rated bonds a principal investment strategy of the Fund, we are removing the corresponding disclosure from the principal risks section.  Instead, the risk of investing in lower rated bonds is discussed in the Investment Objectives, Strategies and Risks section of the prospectus.

Portfolio Counselors

7.  Comment: In the column, “Portfolio counselor experience in this fund,” please provide the inception date of the Fund (month and year).

Response: We have updated the prospectus to address this comment.

Distribution Arrangements

8.  Comment: Pursuant to General Instruction C.3(a) of Form N-1A, please disclose the information required by Item 12 in one place in the prospectus.  It appears that information required by Item 11 of Form N-1A is dispersed with the information required by Item 12.

Response: We have updated our disclosure to address this comment.

General

9. Comment:  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:  The Amendment contains additional information that was not included in the initial Registration Statement.  We note your comment and understand that you may have additional comments.

10. Comment:  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

Response:  We do not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

Finally, as requested, the Fund acknowledges:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments. As mentioned in previous conversations with the staff, we hope to have the Fund’s Registration Statement declared effective by December 30, 2010.  We are also filing a request for acceleration of this Registration Statement by way of a separate correspondence filing.

If you have any questions please do not hesitate to contact me at 213-615-0108

Sincerely,
/s/ Katherine H. Newhall
Katherine H. Newhall
Counsel, Fund Business Management Group
Capital Research and Management Company
.